Consolidated Financial Statements

Years ended December 31, 2021 and 2020

(Expressed in thousands of Canadian dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of Skeena Resources Limited (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates, and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded, and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 31, 2022

INDEPENDENT AUDITORS’ REPORT

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax(604) 691-3031 Internetwww.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Skeena Resources Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Skeena Resources Limited and subsidiaries (the Company) as of December 31, 2021, the related consolidated statement of loss and comprehensive loss, statement of changes in shareholders’ equity, and statement of cash flows for the year ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2020 consolidated financial statements to retrospectively apply the share consolidation, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.

Comparative Information

The consolidated financial statements of the Company as of and for the year ended December 31, 2020, before the effects of adjustments as described above, were audited by another auditor who expressed an unqualified opinion on those consolidated financial statements on March 25, 2021.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Skeena Resources Limited

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada
March 31, 2022

Independent auditor’s report
Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4 T +1 607 687 2711 F +1 604 685 6569

To the Shareholders of Skeena Resources Limited

Opinion

We have audited the consolidated financial statements of Skeena Resources Limited (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2020, and the consolidated statements of loss and comprehensive loss, consolidated statement of changes in shareholder’s equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies before the effects of the adjustments to retrospectively apply the share consolidation described in Note 1.

In our opinion, the accompanying consolidated financial statements, before the effects of the adjustments to retrospectively apply the share consolidation described in Note 1, present fairly, in all material respects, the consolidated financial position of Skeena Resources Limited as at December 31, 2020 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (the 2020 financial statements before the effects of the adjustments discussed in Note 1 are not presented herein)

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the share consolidation described in Note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

We conducted our audit, before the effects of the adjustments described above, in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor’s report thereon, in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because of the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Robert J. Riecken.

Vancouver, Canada March 25, 2021
Chartered Professional Accountants

We served as the Company’s auditor from 2019 to 2022

Audit | Tax | Advisory © Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in thousands of Canadian dollars)

	Note	December 31, 2021	December 31, 2020
ASSETS

Current
Cash and cash equivalents		$40,313	$37,821
Marketable securities	10	840	—
Receivables	5,12	7,254	2,803
Prepaid expenses	6	5,789	1,077
		54,196	41,701

Marketable securities	10	4,252	2,985
Deposits	8	2,208	2,691
Exploration and evaluation interests	9	75,531	75,074
Capital assets	11	18,775	15,385

Total assets		$154,962	$137,836

LIABILITIES

Current
Accounts payable and accrued liabilities	12	$12,537	$19,755
Current portion of lease liability	14	494	1,329
Flow-through share premium liability	13	12,413	1,335
		25,444	22,419

Long-term lease liability	14	818	1,305
Provision for closure and reclamation	15	5,151	5,161

Total liabilities		31,413	28,885

SHAREHOLDERS’ EQUITY

Capital stock	16	361,982	241,340
Reserves	16	40,608	29,085
Deficit		(279,041)	(161,474)

Total shareholders’ equity		123,549	108,951

Total liabilities and shareholders’ equity		$154,962	$137,836

COMMITMENTS (NOTE 8,9,13,14 AND 16)

CONTINGENCIES (NOTE 20)

SUBSEQUENT EVENTS (NOTE 1 AND 21)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry"	signed "Suki Gill"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except share and per share amounts)

		For the years ended
		December 31,
	Note	2021	2020
Accretion	14,15	$98	$102
Administrative salaries	12	3,340	1,982
Communications		1,598	1,035
Consulting		2,849	1,624
Depreciation	11	320	377
Exploration and evaluation	9	107,452	70,458
Flow-through share premium recovery	13	(12,890)	(11,136)
Gain on sale of mineral property	7	—	(4,118)
(Gain) loss on marketable securities	10	52	(4,076)
Insurance		717	280
Interest income		(228)	(395)
Office and administration	12	803	224
Professional fees		1,683	462
Share-based payments	12,16	10,950	3,164
Travel		135	39
Transfer agent and listing fees		688	289

Loss and comprehensive loss for the year		$(117,567)	$(60,311)

Loss per share – basic and diluted		$(1.97)	$(1.43)

Weighted average number of common shares outstanding – basic and diluted		59,819,146	42,251,942

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars, except shares)

								Total
	Capital Stock		Reserves					Shareholders’
	(Note 16)		(Note 16)				Deficit	Equity
	Shares	Amount	Options	Restricted Share Units	Investment rights	Warrants
Balance December 31, 2019	33,700,515	$99,185	$10,711	$—	$—	$2,874	$(101,163)	$11,607
Private placements	12,950,844	87,762	—	—	—	—	—	87,762
Share issue costs	—	(3,853)	—	—	—	—	—	(3,853)
Flow-through share premium	—	(8,480)	—	—	—	—	—	(8,480)
Shares issued upon property acquisition	5,625,000	59,400	—	—	—	—	—	59,400
Warrants issued upon property acquisition	—	—	—	—	—	11,326	—	11,326
Exercise of options	507,278	1,755	(744)	—	—	—	—	1,011
Exercise of warrants	1,401,862	5,571	—	—	—	—	—	5,571
Share-based payments	—	—	4,918	—	—	—	—	4,918
Loss for the year	—	—	—	—	—	—	(60,311)	(60,311)
Balance December 31, 2020	54,185,499	$241,340	$14,885	$—	$—	$14,200	$(161,474)	$108,951
Private placements	8,558,985	131,960	—	—	—	—	—	131,960
Share issue costs	—	(3,225)	—	—	—	—	—	(3,225)
Flow-through share premium	—	(23,968)	—	—	—	—	—	(23,968)
Exercise of options	2,448,237	13,375	(5,085)	—	—	—	—	8,290
Share-based payments	—	—	13,910	198	—	—	—	14,108
Tahltan Investment Rights	199,642	2,500	—	—	2,500	—	—	5,000
Loss for the year	—	—	—	—	—	—	(117,567)	(117,567)
Balance December 31, 2021	65,392,363	$361,982	$23,710	$198	$2,500	$14,200	$(279,041)	$123,549

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	For the years ended
	December 31,
	2021	2020
OPERATING ACTIVITIES
Loss for the year	$(117,567)	$(60,311)
Items not affecting cash
Depreciation	2,015	613
Share-based payments	14,108	4,918
Flow-through share premium recovery	(12,890)	(11,136)
Accretion	166	162
Gain on sale of mineral property (Note 7)	—	(4,118)
Realized gain on sale of marketable securities	(892)	(1,321)
Unrealized loss (gain) on marketable securities	944	(2,755)
Changes in non-cash operating working capital
Receivables	(4,451)	(1,324)
Prepaid expenses	(4,712)	(508)
Accounts payable and accrued liabilities	(1,135)	9,400
Net cash used in operating activities	(124,414)	(66,380)

INVESTING ACTIVITIES
Deposits refunded (paid)	483	(1,222)
Exploration and evaluation asset expenditures	(475)	(768)
Purchase of marketable securities	(3,415)	—
Proceeds from sale of marketable securities	1,256	2,087
Proceeds from sale of mineral property (Note 7)	—	7,500
Costs to prepare the mineral property for sale (Note 7)	—	(355)
Proceeds from disposal of capital asset	36	—
Purchase of capital assets	(11,431)	(5,120)
Net cash provided by (used in) investing activities	(13,546)	2,122

FINANCING ACTIVITIES
Lease payments	(1,573)	(1,531)
Net proceeds from share issuances	128,735	83,909
Proceeds from warrant exercises	—	5,571
Proceeds from issuance of Tahltan Investment Rights	5,000	—
Proceeds from option exercises	8,290	1,011
Net cash provided by financing activities	140,452	88,960

Change in cash and cash equivalents during the year	2,492	24,702
Cash and cash equivalents, beginning of the year	37,821	13,119

Cash and cash equivalents, end of the year	$40,313	$37,821

Cash and cash equivalents comprise:
Cash	$35,584	$33,592
Cash equivalents	4,729	4,229
Cash and cash equivalents, end of the year	$40,313	$37,821

Supplemental Disclosure with Respect to Cash Flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at December 31, 2021, the Company has cash and cash equivalents of  $40,313,000 (March 31, 2022 – approximately $56,600,000 which includes $30,375,000 of proceeds received from the exercise of warrants (Note 21)). Based on the forecasted expenditures, this balance would be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

During the year ended December 31, 2021, the Company consolidated its issued and outstanding common stock on a 4 old for 1 new basis (the “Share Consolidation”). All share and per share information within these consolidated financial statements reflect the Share Consolidation.

Subsequent to year end, the Company incorporated a wholly-owned subsidiary, Golden Triangle Transport Corp., for the purpose of complying with the regulatory safety requirements relating to Eskay Creek property.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these financial statements are based on IFRS in effect as at December 31, 2021.

The consolidated financial statements of Skeena for the year ended December 31, 2021 were reviewed by the Audit Committee and were approved and authorized for issuance by the Board of Directors on March 31, 2022.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These consolidated financial statements have been prepared on historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Significant accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates and judgments are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates or changes to judgments are recognized in the period in which the estimate or judgment is revised and may affect both the period of revision and future periods.

Significant assumptions that management has made about current unknowns, the future, and other sources of estimated uncertainty, could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made. Such significant assumptions include the following areas:

Critical accounting estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include the following:

●	Recoverable amount of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting estimates (continued)

●	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of these consolidated financial statements.

●	Leases

Management uses estimations in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

●	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

●	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and risk-free rates, changes in the subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

●	Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuing year, and to fund planned and contractual exploration programs, involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments (continued)

Critical accounting judgments (continued)

●	Contingent liabilities

In certain instances, management has assessed a low likelihood of settling certain amounts through a future outflow of resources. As a result, these amounts have been treated as contingencies rather than liabilities.

●	Recoverability of mineral property interests

Assets or cash-generating units (“CGUs”) are separately evaluated at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral property interests, such as geologic and metallurgic information, economic assessments or studies, whether facilities are still accessible, whether permits are still existing and valid, and the Company’s ability to continue exploration and development.

●	Refundable tax credits and flow-through expenditures

The Company is entitled to refundable tax credits on qualifying resource expenditures incurred in Canada. Management’s judgment is applied in determining whether expenditures are eligible for claiming such credits.

The Company is also required to spend proceeds received from the issuance of flow-through shares on qualifying resource expenditures. Management’s judgment is applied in determining whether qualifying expenditures have been incurred. Differences in judgment between management and regulatory authorities could materially decrease refundable tax credits, increase the flow-through share premium liability and flow-through expenditure commitment.

●	Leases

Management applies judgment in determining whether a contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less or are fully redeemable without penalty when acquired.

Marketable securities

In assessing the classification of marketable securities as current or non-current assets, management estimates whether any marketable securities are to be sold within the next 12 months. The assessment is performed on a security-by-security basis at each reporting period. Any changes to estimates are reflected prospectively within the statement of financial position.

Mineral property interests

The acquisition costs of mineral properties are capitalized as exploration and evaluation interests on a project-by-project basis, pending determination of the technical feasibility and the commercial viability of the project. Acquisition costs include cash or shares paid, liabilities assumed, and associated legal costs paid to acquire the interest, whether by option, purchase, staking, or otherwise. Costs of investigation incurred before the Company has obtained the legal right to explore an area are recognized in profit or loss.

Exploration and evaluation expenditures are comprised of costs that are directly attributable to:

●	researching and analyzing existing exploration data;
●	conducting geological studies, exploratory drilling and sampling;
●	examining and testing extraction and treatment methods; and
●	evaluating the technical feasibility and commercial viability of extracting a mineral resource.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves. When economically viable reserves and technical feasibility have been determined, and the decision to proceed with development has been approved by the Board of Directors, the capitalized mineral property interest for that project, and subsequent costs incurred for the development of that project, are capitalized as mines under construction as a component of mine properties, property, plant and equipment once an impairment test has been completed. In order for production to occur, the Company must first obtain exploitation and other permits on such properties. Such permits are subject to the approval of the local government and government-controlled entities. Unless and until such permits are obtained, there can be no assurance that such permits will be obtained. As such, permits need to be obtained before costs are reclassified from exploration and evaluation interests to mines under construction.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property interests (continued)

Option-out agreements, where the Company is the operator, are accounted for by deducting the proceeds received from the optionee from the expenditures made by the Company once title has been properly registered in the optionor’s name. Until title has been registered in the optionee’s name, the Company shows the amounts received as exploration advances liability.

The province of British Columbia has a Mineral Exploration Tax Credit (“METC”), whereby a company may receive a refundable tax credit of 20% or 30% for incurring qualified mineral exploration expenditures, for determining the existence, location, extent or quality of a mineral resource in the province of British Columbia. The Company recognizes METC as a reduction of exploration expenses in the period in which the qualifying expenditures are incurred. The amount ultimately recovered may be different from the amount initially recognized.

Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete. The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as mineral property interests.

Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.

When an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Foreign currencies

The Company, and its subsidiaries, have determined the Canadian dollar to be their functional and reporting currency. Accordingly, monetary assets and liabilities denominated in foreign currencies are recorded in Canadian dollars, translated at the exchange rate in effect at the consolidated statement of financial position date and non-monetary assets and liabilities are translated at the exchange rates in effect at the transaction date.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in profit or loss.

Financial instruments

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets and liabilities at initial recognition.

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has designated them at FVTPL.

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value, with transaction costs recognized in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value, with transaction costs recognized in profit or loss. Unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTOCI are included in other comprehensive income or loss in the period in which they arise. On disposal, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit and loss.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. Regardless of whether credit risk has increased significantly, the loss allowance for trade receivables without a significant financing component classified at amortized cost are measured using the lifetime expected credit loss approach. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Provision for closure and reclamation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of mineral properties. Insofar as the amount of the obligation can be measured with sufficient reliability, the net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period recognized.

The net present value of the rehabilitation obligation is calculated using a pre-tax discount rate that reflects the time value of money. Environmental monitoring and basic site-maintenance costs are treated as period costs and are expensed in the period incurred.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, infrastructure or technology, discount rates and estimates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The increase in the provision due to the passage of time is recognized as accretion expense.

Capital assets

Capital assets are recorded at cost less accumulated depreciation, with depreciation calculated on a declining-balance basis at an annual rate of 30% for computer hardware, 20% for equipment, and 100% for computer software. Buildings and structures are depreciated on a straight-line basis over 20 years. Leased assets and associated leasehold improvements are depreciated on a straight-line basis over the term of their respective leases.

Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are recognized as expense in the period the costs are incurred.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Capital assets (continued)

The remaining useful lives, residual values and depreciation methods are reviewed and adjusted, if appropriate, at each reporting period to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from the items of capital assets.

An item of capital assets is derecognized when either it has been disposed of or when it is permanently withdrawn from use and no future economic benefits are expected from its use or disposal. Any gains or losses arising on the retirement and disposal of an item of capital assets are included in profit or loss in the period of retirement or disposal.

Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable relating to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recognized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued on the date of grant and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received, or at the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest with the corresponding amount recorded to reserves. Upon exercise of an equity instrument, the consideration received is recorded as capital stock, and any amounts previously recorded to reserves are reclassified to capital stock.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share based payments (continued)

For share-based payments in which the terms of the arrangement provide the Company with a choice of whether to settle in cash or by issuing equity instruments, the Company determines whether it has a present obligation to settle in cash. If the Company has a present obligation to settle in cash, the equity instrument is accounted for as a liability, with the fair value remeasured at the end of each reporting period and at the date of settlement, with any changes to fair value recognized in profit or loss for the period. The Company has a present obligation to settle in cash if the choice of settlement in common shares has no commercial substance, or the Company has a past practice or a stated policy of settling in cash.

If no such obligation exists, the equity instrument is accounted for as equity settled share-based payment and is measured at the fair value on the date of grant. Upon settlement:

(a)	If the Company elects to settle in cash, the cash payment is accounted for as the repurchase of an equity interest (i.e. as a deduction from equity), except as noted in (c) as below.
(b)	If the Company elects to settle by issuing equity instruments, no further accounting is required other than the reclassification of the value of the equity instrument initially recognized in reserves to capital stock, except as noted in (c) below.
(c)	If the Company elects the settlement alternative with the higher fair value, as at the date of settlement, the Company recognizes an additional expense for the excess value given (i.e. the difference between the cash paid and the fair value of the equity instruments that would otherwise have been issued, or the difference between the fair value of the equity instruments issued and the amount of cash that would otherwise have been paid, whichever is applicable).

Capital stock

The Company records proceeds from share issuances, net of issue costs. Common shares issued for consideration other than cash, are valued based on their market value at the date of closing of the transaction.

Loss per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. Under this method, the dilutive effect on loss per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. Share splits or share consolidations, where each common share in the capital of the Company is exchanged for a certain number (or fraction) of a new share in the capital of the Company, are accounted for retroactively once they have been enacted, in order to present comparable information. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding. All of the stock options, warrants and Restricted Share Units (“RSU”) currently issued were anti-dilutive for the years ended December 31, 2021 and 2020.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Unit offerings

Proceeds received on the issuance of units, consisting of non-flow-through common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

Flow-through shares

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Canadian income tax law permits the Company to transfer the tax deductibility of qualifying resource expenditures financed by such shares to the flow-through shareholders.

On issuance, the Company allocates the flow-through share proceeds into i) share capital, ii) warrants, if any, and iii) flow-through share premium, if any, using the residual value method. If investors pay a premium for the flow-through feature, it is recognized as a liability. Upon incurring qualifying expenditures, the Company reduces the liability and recognizes a flow-through share premium recovery. At the end of a period, the flow-through share premium liability consists of the portion of the premium on flow-through shares that corresponds to the portion of qualifying exploration expenditures that are expected to be properly incurred in the future.

Proceeds received from the issuance of flow-through shares are restricted to Canadian resource property exploration expenditures within a prescribed period. The portion of the proceeds received, but not yet expended at the year-end, is disclosed as the remaining commitment in Note 13.

The Company may also be subject to Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred. The Company depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. The incremental borrowing rate is the estimated rate that the Company would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Company. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. Payments against the lease are then offset against the lease liability, with interest recorded as accretion expense in profit or loss.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The lease liability is subsequently remeasured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

●	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";
●	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
●	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022. The extent of the impact of adoption of this amendment has been determined to have no material impact on the financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	December 31, 2021	December 31, 2020
Cash and cash equivalents	Amortized cost	$40,313	$37,821
Receivables	Amortized cost	$56	$80
Marketable securities	FVTPL	$5,092	$2,985
Accounts payable and accrued liabilities	Amortized cost	$12,537	$19,755
Lease liabilities	Amortized cost	$1,312	$2,634

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of the Company’s cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. Marketable securities are measured using Level 1 inputs. The carrying value of lease liabilities approximates its fair value due to being discounted with a rate of interest that approximates market rates.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 – Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at December 31, 2021, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at December 31, 2021 (Note 10) would have resulted in a $509,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Liabilities presented as accounts payable and accrued liabilities are generally due within 90 days of December 31, 2021.

Other risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	RECEIVABLES

Receivables are comprised of the following:

	December 31, 2021	December 31, 2020
Mineral Exploration Tax Credit	$3,793	$581
Goods and services tax	3,405	2,142
Other	56	80
Total	$7,254	$2,803

6.	PREPAID EXPENSES

	December 31, 2021	December 31, 2020
Exploration and evaluation	$4,293	$877
General and administrative	44	86
Insurance	1,452	114
Total	$5,789	$1,077

7.	GJ MINERAL PROPERTY

During the year ended December 31, 2020, the Company sold its interest in the GJ Property to Newcrest Red Chris Mining Limited (“Newcrest”), a wholly-owned subsidiary of Newcrest Mining Limited, for cash consideration of $7,500,000 and the assumption by Newcrest of future payment obligations and royalties on the GJ Property. Prior to the sale, the Company incurred $355,000 to prepare the property for sale. At the closing of the transaction, the Company recognized a gain on sale of $4,118,000 during the year ended December 31, 2020.

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies, in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

	Reclamation deposits	Office and administrative	Total
Balance December 31, 2019	$1,314	$100	$1,414
Additions	56	1	57
Surety collateral	1,265	—	1,265
Refunded	(45)	—	(45)
Balance December 31, 2020	$2,590	$101	$2,691
Additions	17	—	17
Refunded	(500)	—	(500)
Balance December 31, 2021	$2,107	$101	$2,208

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	DEPOSITS (continued)

The reclamation security required under the Mines Act (British Columbia) has been provided to Ministry of Energy and Mines in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider and is shown as a deposit on the Company’s statement of financial position. The Company has provided surety covering a total $15,970,000 of reclamation security at December 31, 2021 (2020 - $15,798,000).

9.	EXPLORATION AND EVALUATION INTERESTS

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in Eskay Creek property (“Eskay”) from Barrick Gold Inc. (“Barrick”), a wholly-owned subsidiary of Barrick Gold Corporation, in exchange for:

●	The issuance to Barrick of 5,625,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 until October 2, 2022;
●	The grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package. Half of the NSR royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
●	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000. The Company, with the agreement of Barrick, may elect to pay Barrick by issuing common shares based on the 20-day volume weighted average price of the Company’s common shares immediately preceding the transaction date.

The common shares issued pursuant to the acquisition were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay valued at $72,164,000, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 (Note 15).

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip property (“Snip”) from Barrick. The optioned property consists of one mining lease, holding the former Snip gold mine and four mineral tenures located in the Golden Triangle of British Columbia. Pursuant to the option agreement, Skeena completed a work commitment of $2,000,000 and issued 81,250 common shares to Barrick.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Snip Property, British Columbia, Canada (continued)

Barrick retained a 1% NSR royalty on the property. Alternatively, subject to Skeena delineating in excess of 2,000,000 ounces of gold, Barrick may exercise its right to purchase a 51% interest in Snip in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property (the “Barrick Option”), following which the parties would form a joint venture  (the “Barrick JV”) and Barrick would relinquish its 1% NSR royalty. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip (the “Hochschild Option”). Hochschild had 3 years to provide notice to Skeena that it wished to exercise the Hochschild Option. Once notice had been provided, Hochschild would then have 3 years (the “Option Period”) to:

●	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Hochschild Option;
●	incur no less than $7,500,000 in exploration or development expenditures on Snip in each 12-month period of the Option Period; and
●	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing minimum expenditure of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1,000,000.

On October 14, 2021, Hochschild exercised the Hochschild Option. Pursuant to the agreement, Hochschild would need to incur expenditures of approximately $100,000,000 during the Option Period. Should Hochschild successfully complete the earn-in, a joint venture would be established between the Skeena and Hochschild (the “Primary Snip JV”), and Skeena would be entitled to anti-dilution protection of up to $15,000,000.

Should Barrick elect to exercise the Barrick Option, relinquish its 1% NSR royalty and pay the Company three times the costs incurred by the Company in exploring and developing the property, and should Hochschild successfully complete the earn-in during the Option Period, the resulting Barrick JV interests would then be comprised of Barrick and the Primary Snip JV holding 51% and 49%, respectively.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property (“Spectrum”). During the year ended December 31, 2019, the Tahltan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that Spectrum covered one such place. As a result, the Company recorded an impairment loss to reduce the carrying value of Spectrum to $nil during the year ended December 31, 2019.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Spectrum Property, British Columbia, Canada (continued)

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created covering Spectrum. Skeena returned its Spectrum mineral tenures, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in creating this conservancy.

Exploration and evaluation assets

	Eskay	Snip	Total
Balance, December 31, 2019	$250	$1,587	$1,837
Adjust closure liability (Note 15)	—	305	305
Land costs[1]	72,932	—	72,932
Balance, December 31, 2020	$73,182	$1,892	$75,074
Adjust closure liability (Note 15)	787	(805)	(18)
Additions	475	—	475
Balance, December 31, 2021	$74,444	$1,087	$75,531

(1)	Land costs relate to the purchase of the Eskay from Barrick, through the issuance of shares and warrants during the year ended December 31, 2020. The total additions to exploration rights amounted to $72,164,000 with $768,000 relating to legal fees for the completion of this acquisition.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Year ended December 31, 2021	Eskay	Snip	Total
Claim renewals and permits	$476	$86	$562
Fieldwork, camp support	17,366	4,513	21,879
Camp and safety	5,652	604	6,256
Transportation and logistics	6,746	2,778	9,524
Equipment rental	9,591	925	10,516
Assays and analysis/storage	3,977	907	4,884
Community relations	82	—	82
Drilling	10,517	7,041	17,558
Environmental studies	5,522	767	6,289
Geology, geophysics, and geochemical	12,927	1,832	14,759
Fuel	2,704	921	3,625
Helicopter	3,584	3,994	7,578
Electrical	1,065	628	1,693
Metallurgy	996	11	1,007
Depreciation (Note 11)	1,695	—	1,695
Accretion (Note 14)	68	—	68
Share-based payments (Note 12)	2,098	1,060	3,158
METC and government sales tax recovery	(3,681)	—	(3,681)
Total for the year	$81,385	$26,067	$107,452

Year ended December 31, 2020	Eskay	Snip	Total
Claim renewals and permits	$257	$61	$318
Fieldwork, camp support	8,043	567	8,610
Camp and safety	4,279	47	4,326
Transportation and logistics	8,729	531	9,260
Equipment rental	4,997	486	5,483
Assays and analysis/storage	2,224	50	2,274
Community relations	121	13	134
Drilling	16,015	1,023	17,038
Environmental studies	3,576	664	4,240
Geology, geophysics, and geochemical	7,758	602	8,360
Fuel	2,306	110	2,416
Helicopter	4,807	570	5,377
Electrical	54	8	62
Metallurgy	504	6	510
Depreciation (Note 11)	236	—	236
Accretion (Note 14)	60	—	60
Share-based payments (Note 12)	1,647	107	1,754
Total for the year	$65,613	$4,845	$70,458

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold its former subsidiary, Mount Rainey Silver Inc., to StrikePoint Gold Inc. (“StrikePoint” or “SKP”) in exchange for 9,500,000 securities of StrikePoint, and a series of cash and share payments totalling $1,500,000. On January 29, 2020, the Company received an additional 15,000,000 common shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company.

On March 25, 2021 and April 15, 2021, Skeena purchased 121,500 and 5,547,142 common shares of QuestEx Gold & Copper Ltd. (“QuestEx” or “QEX”), respectively, for a total cost of $3,415,000.

	Number of shares		Cost	Fair value		Total
	SKP	QEX	SKP + QEX	SKP	QEX
Balance, December 31, 2019	5,473,000	—	$848	$246	—	$246
Acquired	15,000,000	—	750	750	—	750
Disposed	(9,811,000)	—	(766)	(2,087)	—	(2,087)
Realized gain	—	—	—	1,321	—	1,321
Unrealized gain	—	—	—	2,755	—	2,755
Balance, December 31, 2020	10,662,000	—	$832	$2,985	—	$2,985

	Number of shares		Cost	Fair value		Total
	SKP	QEX	SKP + QEX	SKP	QEX
Balance, December 31, 2020	10,662,000	—	$832	$2,985	—	$2,985
Acquired	—	5,668,642	3,415	—	3,415	3,415
Disposed	(4,661,000)	—	(364)	(1,256)	—	(1,256)
Realized gain	—	—	—	892	—	892
Unrealized gain (loss)	—	—	—	(1,781)	837	(944)
Balance, December 31, 2021	6,001,000	5,668,642	$3,883	$840	4,252	$5,092

The total fair value of marketable securities consists of StrikePoint shares valued at $840,000 and QuestEx shares valued at $4,252,000, which are classified as current and non-current items on the statement of financial position, respectively. StrikePoint shares were previously recorded as non-current assets on the statement of financial position at December 31, 2020.

t

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	CAPITAL ASSETS

					Right of use
	Computer			Right of use	asset -
	Hardware		Buildings &	asset – Office	Equipment	Leasehold
Cost	& Software	Equipment	Structures	Lease	Leases	improvements	Total
Balance, December 31, 2019	$156	$810	$—	$1,658	$—	$—	$2,624
Additions	37	384	8,587	25	2,522	2,511	14,066
Balance, December 31, 2020	193	1,194	8,587	1,683	2,522	2,511	16,690
Additions	—	1,017	4,045	93	—	286	5,441
Transfer on purchase	—	578	—	—	(578)	—	—
Disposal	—	(40)	—	—	—	—	(40)
Balance, December 31, 2021	$193	$2,749	$12,632	$1,776	$1,944	$2,797	$22,091
Accumulated depreciation
Balance, December 31, 2019	$109	$346	$—	$237	$—	$—	$692
Depreciation – G&A	23	110	—	242	2	—	377
Depreciation – E&E (Note 9)	—	—	—	—	236	—	236
Balance, December 31, 2020	132	456	—	479	238	—	1,305
Depreciation – G&A	20	7	—	280	13	—	320
Depreciation – E&E (Note 9)	—	289	512	—	400	494	1,695
Disposals	—	(4)	—	—	—	—	(4)
Balance, December 31, 2021	$152	$748	$512	$759	$651	$494	$3,316
Carrying value
Balance, December 31, 2020	$61	$738	$8,587	$1,204	$2,284	$2,511	$15,385
Balance, December 31, 2021	$41	$2,001	$12,120	$1,017	$1,293	$2,303	$18,775

Due to COVID-19 and the associated safety protocols, the Company was no longer able to rent excess rooms from other companies’ operating camps near Eskay Creek. Therefore, the Company was required to establish its own buildings and camps. This has resulted in significant costs being added to buildings and structures during the years ended December 31, 2021 and 2020.  The buildings and structures were placed into service in April 2021.

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Director remuneration	$233	$128
Officer & key management remuneration[1]	$2,508	$1,958
Share-based payments	$10,917	$3,268

(1)

Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2021 and 2020. Share-based payment expenses to related parties recorded in exploration and evaluation expense and general and administrative expense amount to $484,000 and $10,433,000, respectively (2020 - $316,000 and $2,952,000).

Recoveries

During the year ended December 31, 2021, the Company recovered $15,000 (2020 - $106,000) in rent and salary recoveries from a company with common officer, as a result of billing employee time for services provided and charging rent fees. The rent recoveries were recorded in office and administration expense, while the salary recoveries were recorded in administrative salaries expense.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at December 31, 2021 is $nil (2020 - $351,000) due to employees and companies with common directors or officers, in relation to key management compensation noted above.

Receivables

Included in receivables at December 31, 2021 is $5,000 (2020 - $4,000) due from companies with common directors or officers, in relation to office rent and other recoveries.

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance, December 31, 2019	$3,991
Creation of flow-through share premium liability on issuance of flow-through shares	8,480
Settlement of flow-through share premium liability pursuant to qualified expenditures	(11,136)
Balance, December 31, 2020	$1,335
Creation of flow-through share premium liability on issuance of flow-through shares	23,968
Settlement of flow-through share premium liability pursuant to qualified expenditures	(12,890)
Balance, December 31, 2021	$12,413

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company had a commitment to incur $41,762,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2021. As of December 31, 2020, the remaining commitment was $7,023,000 which was satisfied during the three months ended March 31, 2021.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY (continued)

Issued in 2021: As a result of the issuance of flow-through shares in 2021, the Company had a commitment to incur $74,460,000 in qualifying CEE on or before December 31, 2022. During the year ended December 31, 2021, $38,656,000 of this commitment was satisfied, with $35,804,000 remaining.

14.	LEASE LIABILITY

The Company has recognized lease liabilities on its office and equipment leases:

	Office	Equipment	Total
Balance, December 31, 2019	$1,466	$—	$1,466
Liabilities recognized on adoption of IFRS 16	25	2,522	2,547
Lease payments	(309)	(1,222)	(1,531)
Accretion – G&A	92	—	92
Accretion – E&E (Note 9)	—	60	60
Balance, December 31, 2020	$1,274	$1,360	$2,634
Recognition of liability	93	—	93
Lease payments	(326)	(1,247)	(1,573)
Accretion – G&A	89	1	90
Accretion – E&E (Note 9)	14	54	68
Balance, December 31, 2021	$1,144	$168	$1,312

Current lease liabilities	$301	$1,028	$1,329
Long-term lease liabilities	973	332	1,305
Total lease liabilities, December 31, 2020	$1,274	$1,360	$2,634

Current lease liability	$326	$168	$494
Long-term lease liability	818	—	818
Total lease liabilities, December 31, 2021	$1,144	$168	$1,312

The following table provides a schedule of undiscounted lease liabilities as at December 31, 2021:

Lease payments due within:	Office	Equipment	Total
1 year	$326	$168	$494
1 - 5 years	$979	$—	$979
After 5 years	$—	$—	$—

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Eskay	Snip	Total
Balance, December 31, 2019	$—	$3,282	$3,282
Additions (Note 9)	1,564	—	1,564
Revision of estimate	—	305	305
Accretion	—	10	10
Balance, December 31, 2020	$1,564	$3,597	$5,161
Revision of estimate	787	(805)	(18)
Accretion	2	6	8
Balance, December 31, 2021	$2,353	$2,798	$5,151

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligations. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax real discount rate used (2021 – 0.00% to 0.25%, 2020 – 0.00% to 0.32%).

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 3,250,000 British Columbia super-flow-through shares at a price of $4.62 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,247,000 were raised by the issuance of 1,443,228 British Columbia super-flow-through shares at a price of $4.62 per flow-through share and 2,756,856 National flow-through shares at $4.20 per flow-through share.

On October 2, 2020, pursuant to the acquisition of Eskay from Barrick (Note 9), Barrick was issued 5,625,000 units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $10.80 per common share for a period of 2 years from issuance. The warrants were valued using the Black-Scholes option pricing model and have a fair value of $11,326,000.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Private placements (continued)

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 4,893,617 common shares at a price of $9.40 per common share.

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,000 were raised by the issuance of 607,143 flow-through shares at a price of $14.00 per flow-through share.

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18.00 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18.00 per flow-through share.

On April 12, 2021, the Company closed the third tranche of a non-brokered private placement offering, whereby gross proceeds of $4,282,000 were raised by the issuance of 237,901 flow-through shares at a price of $18.00 per flow-through share.

On May 17, 2021, the Company closed the bought deal public offering, whereby gross proceeds of $57,500,000 which were raised by the issuance of 4,637,097 common shares at a price of $12.40 per common share.

On August 27, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per flow-through share.

On September 17, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 British Columbia super-flow-through shares and National flow-through shares at a price of $20.21 per flow-through share.

On November 5, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 621,119 flow-through shares at a price of $16.10 per flow-through share.

On December 23, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $30,907,000 were raised by the issuance of 1,471,739 flow-through shares at a price of $21.00 per flow-through share.

During the year ended December 31, 2021, the Company incurred share issuance costs of $3,225,000 (2020 - $3,853,000) and raised total gross proceeds of $131,960,000 (2020- $87,762,000).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

●	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2022;
●	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2022;
●	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2022; and
●	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

On July 19, 2021, Milestones 2 and 3 set forth within the agreement were met, resulting in the conversion of 199,642 Rights into 199,642 common shares of the Company valued at $2,500,000.

Equity incentive plans

The Company has a stock option plan and RSU plan under which the Company is authorized to grant stock options and RSU to executive officers and directors, employees, and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

Under the stock option plan, the exercise price of each option shall be greater than or equal to the market price of the Company’s stock on the date of grant. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

Under the RSU plan, the number of RSU awarded and vesting conditions are at the discretion of the Board of Directors. At the election of the Board of Directors, upon each vesting date, participants receive: (a) a cash payment equal to the number of vested RSU multiplied by the 5-day volume-weighted average price of the common shares immediately preceding the vesting date; or (b) common shares equal to the number of RSU that vested.

Share-based payments

On January 17, 2020, the Company granted 735,000 incentive stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on January 17, 2025. All the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $4.16 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,000.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

On January 17, 2020, the Company granted 48,074 RSU to certain officers and employees of the Company. The RSU were valued using the share price on the date of grant and had a fair value of $200,000. The RSU vested on January 17, 2022, resulting in the issuance of 48,074 common shares subsequent to year end (Note 21).

On May 8, 2020, the Company granted 1,050,000 incentive stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on May 8, 2025. All the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $4.48 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,091,000.

On July 27, 2020, 75,000 incentive stock options were granted to a director of the Company. The options have a term of 5 years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $11.72 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $399,000.

On November 27, 2020, the Company granted 1,367,500 incentive stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on November 27, 2025. All the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $10.08 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $6,378,000.

On June 25, 2021, the Company granted 2,592,322 incentive stock options to various directors, officers and employees of the Company. The options have a term of 5 years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US citizens employed or acting as directors of the Company vest immediately. Each option will allow the holder thereof to purchase one common share of the Company at a price of $13.58 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $17,964,000.

On October 4, 2021, the Company granted 23,900 incentive stock options to a director and to an employee of the Company. The options have a term of 5 years, expiring on October 4, 2026. All the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $12.52 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $154,000.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

On October 4, 2021, the Company granted 8,000 RSU to a director of the Company. The RSU were valued using the share price on the date of grant and had a fair value of $100,000. The RSU will vest on October 4, 2023.

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2021	2020	2021	2020
Expected life (years)	—	2.0	3.1	3.0
Annualized volatility	—	72%	78%	72%
Dividend rate	—	0.00%	0.00%	0.00%
Risk-free interest rate	—	0.25%	0.65%	0.57%

Share purchase warrant, RSU and stock option transactions are summarized as follows:

	Warrants		RSU	Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price	Number	Number	Exercise Price
Outstanding, December 31, 2019	2,490,627	$3.82	—	2,648,750	$2.32
Exercised	(1,401,862)	$3.97	—	(507,278)	$1.99
Expired	(1,088,765)	$3.61	—	—	—
Cancelled	—	—	—	(94,000)	$2.81
Issued/granted	2,812,500	$10.80	48,074	3,227,500	$6.95
Outstanding, December 31, 2020	2,812,500	$10.80	48,074	5,274,972	$5.16
Exercised	—	—	—	(2,448,237)	$3.39
Cancelled	—	—	—	(167,833)	$4.53
Granted	—	—	8,000	2,616,222	$13.57
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	5,275,124	$10.18
Exercisable, December 31, 2021	2,812,500	$10.80	—	2,093,693	$9.21

The weighted average share price at the date of exercise of the stock options was $13.53 during the year ended December 31, 2021 (2020 – $7.32).

The weighted average remaining contractual life of the stock options during the year ended December 31, 2021 is 3.95 years (2020 – 3.84 years). The weighted average remaining contractual life of the warrants during the year ended December 31, 2021 is 0.75 years (2020 – 1.75 years).

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

As at December 31, 2021, incentive stock options and share purchase warrants were outstanding as follows:

		Exercise
	Number	Price	Expiry Date
Options	16,250	$4.00	January 31, 2022	(1)
	67,500	$3.08	January 15, 2023
	28,250	$1.64	April 15, 2024
	131,225	$1.80	August 7, 2024
	494,426	$4.16	January 17, 2025
	671,252	$4.48	May 8, 2025
	50,000	$11.72	July 27, 2025
	1,222,499	$10.08	November 27, 2025
	2,569,822	$13.58	June 25, 2026
	23,900	$12.52	October 4, 2026
	5,275,124	$10.18

Warrants	2,812,500	$10.80	October 2, 2022	(2)
	2,812,500	$10.80

(1)	Subsequent to year end, all of the options were exercised (Note 21).
(2)	Subsequent to year end, all of the warrants were exercised (Note 21).

17.	CAPITAL RISK MANAGEMENT

The Company manages its common shares, options and warrants as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. When managing the capital structure, the Company’s competing objectives are to safeguard its ability to continue as a going concern in order to actively pursue the exploration and development of its projects and to minimise the number of shares issued. The Company has not established any quantitative capital management criteria as the competing objectives require subjective analysis.

The Company is not subject to any externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size and stage of the Company, is reasonable. There has been no change to the Company’s capital risk management approach for the year ended December 31, 2021.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2021	2020
Non-cash transactions and other supplemental disclosures:
Warrants issued upon acquisition of property	$—	$11,326
Shares issued upon acquisition of property	$—	$59,400
Equipment acquired upon acquisition of property	$—	$126
StrikePoint shares received in settlement of receivable	$—	$750
Capital asset additions included in accounts payable and accrued liabilities	$282	$6,272

During the years ended December 31, 2021 and 2020, the Company did not make any payments towards interest or income taxes.

19.	INCOME TAXES

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 27.00% (2020 - 27.00%) to income before income taxes. The reasons for the differences are as follows:

	2021	2020
Loss for the year	$(117,567)	$(60,311)
Statutory income tax rate	27.00%	27.00%
Expected income tax benefit	(31,743)	(16,284)
Items not deductible for income tax purposes	3,814	1,329
Non-taxable items	(3,474)	(3,603)
Flow through share issuances	12,128	13,784
Other	(1,295)	(1,339)
Change in unrecognized deferred tax assets	20,570	6,113
Income tax expense	$—	$—

The Company recognizes a deferred tax asset on unused tax losses or other deductible amounts only when the Company expects to have future taxable profit against which the amounts could be utilised. The Company’s unrecognized deductible temporary differences for which no deferred tax asset is recognized consist of the following amounts:

	2021	2020
Equipment	$3,111	$—
Share issuance costs	5,444	4,190
Net capital losses	982	829
Provision for closure and reclamation	5,151	5,161
Non-capital losses carried forward	92,213	47,273
Exploration and evaluation	37,215	10,478
Unrecognized deductible temporary differences	$144,116	$67,931

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

19. INCOME TAXES (continued)

The Company’s unrecognized unused non-capital tax losses have the following expiry dates:

2026	$217
2027	435
2028	337
2029	286
2030	373
2031	301
2032	129
2033	101
2034	628
2035	2,104
2036	3,406
2037	3,763
2038	3,563
2039	5,400
2040	9,328
2041	61,842
$92,213

20.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd. and its related parties have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA in April of 2016. After a prolonged period of inactivity, in March 2021, the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, however these matters are not expected to have a material effect on the consolidated financial statements of the Company.

SKEENA RESOURCES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

(expressed in thousands of Canadian dollars within tables, unless otherwise noted)

20.	CONTINGENCIES (continued)

On August 27, 2021, an individual holding a mineral claim on the lands that underlie Skeena’s Albino Lake Storage facility applied to the Chief Gold Commissioner for a determination as to the ownership of the “minerals” in the materials deposited in the Albino Lake Storage Facility by the previous operators of the Eskay Creek Mine. The materials in question consist of tailings and minerals, containing sulphides and certain deleterious elements from the Eskay Creek Mine and are managed by Skeena under a Lands Act surface lease, and authorizations under the Mines Act and Environmental Management Act. Notwithstanding Skeena’s ongoing environmental obligations in respect of these materials, on February 7, 2022, the Chief Gold Commissioner handed down a decision, determining that the individual, Richard Mills, owns all the materials in the Albino Lake Storage Facility. On March 7, 2022, the Company filed an appeal against the Chief Gold Commissioner’s decision to the Supreme Court of British Columbia in accordance with the appeal provisions in the BC Mineral Tenure Act. The outcome of this matter is not determinable at this time, however this matter is not expected to have a material effect on the consolidated financial statements of the Company.

21.	SUBSEQUENT EVENTS

Subsequent to year end, a total of 441,872 stock options were exercised for gross proceeds of $2,341,000.

On January 17, 2022, a total of 48,074 common shares were issued pursuant to the vesting of RSU (Note 16).

On March 23, 2022, a total of 2,812,500 warrants were exercised for gross proceeds of $30,375,000 (Note 16).

On March 29, 2022, the Company entered into an agreement with QuestEx whereby Skeena agreed to acquire all of the issued and outstanding common shares of QuestEx, pursuant to a court approved plan of arrangement (the “QuestEx Transaction”) for share and cash consideration. QuestEx is an exploration company with mineral properties located in the Golden Triangle and Toodoggone area of British Columbia and its exploration projects include KSP, Kingpin, Heart Peaks, Castle, Moat, Coyote, and North ROK. As at December 31, 2021 and March 29, 2022, the Company owned approximately 14% of QuestEx’s common shares. The consideration payable will consist of $0.65 cash and 0.0367 of a Skeena common share for each QuestEx common share, representing consideration of approximately $42 million for the common shares of QuestEx that Skeena does not already own (approximately $49 million including common shares of QuestEx that Skeena owns). The value of Skeena common shares is expected to vary and will cause variation in the valuation of the share consideration issuable to QuestEx shareholders upon closing. The Company will issue Skeena replacement options and warrants upon closing to the holders of QuestEx options and warrants at an exercise price and number that reflects the exchange ratio. Closing of the QuestEx Transaction is subject to QuestEx shareholders’ approval, regulatory approval, and the fulfillment of other customary closing conditions.

Concurrent with the QuestEx Transaction, Skeena has signed an agreement with Newmont Corporation (“Newmont”) dated March 29, 2022 to vend certain QuestEx properties (including Heart Peaks, Castle, Moat, Coyote, North ROK properties, and related assets) to Newmont via an asset purchase agreement on completion of the QuestEx Transaction for total cash consideration payable to Skeena of approximately $27 million.